					Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Year Ended December 31
	2012	2011	2010	2009	2008

Earnings from continuing operations before income from
equity investees and taxes (1) (2)	$114,287	$95,945	$77,928	$94,632	$(26,965)

Add back:
Fixed charges	152,517	127,128	139,410	139,854	148,738
Amortization of previously capitalized interest	4,427	4,401	4,411	4,443	4,460
Distributed income of Unconsolidated Joint Ventures (3)	48,494	46,064	45,412	11,488	35,356

Deduct:
Capitalized interest	(3,594)	(422)	(319)	(1,257)	(7,972)
Preferred distributions (4)		372	(2,460)	(2,460)	(2,460)

Earnings available for fixed charges and preferred
dividends	$316,131	$273,488	$264,382	$246,700	$151,157

Fixed charges:
Interest expense	$142,616	$122,277	$132,362	$131,558	$133,455
Capitalized interest	3,594	422	319	1,257	7,972
Interest portion of rent expense	6,307	4,801	4,269	4,579	4,851
Preferred distributions (4)		(372)	2,460	2,460	2,460

Total fixed charges	$152,517	$127,128	$139,410	$139,854	$148,738

Preferred dividends (5)	21,051	14,634	14,634	14,634	14,634

Total fixed charges and preferred dividends	$173,568	$141,762	$154,044	$154,488	$163,372

Ratio of earnings to fixed charges and preferred dividends (1)	1.8	1.9	1.7	1.6	0.9	(6)

(1)
In 2011, the Company disposed of The Pier Shops at Caesars and Regency Square. These centers are reported separately as discontinued operations in the Consolidated Financial Statements in 2011. See "Note 2- Acquisitions, Dispositions, and Development" to the Consolidated Financial Statements for further discussion of our discontinued operations. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.

(2)	Earnings before income from equity investees for the year ended December 31, 2008 includes a $117.9 million impairment charge related to our Oyster Bay project.

(3)
Distributed income of Unconsolidated Joint Ventures for the year ended December 31, 2009 includes $30.4 million in litigation charges related to Westfarms. Distributed income of Unconsolidated Joint Ventures for the year ended December 31, 2008 includes an $8.3 million impairment charge related to our investment in University Town Center.

(4)	In October 2011, the Company redeemed the Operating Partnership's 8.2% Series F Preferred Equity for $27 million, which represented a $2.2 million discount from the book value.

(5)
In September 2012, the Company redeemed its 8% Series G Preferred Stock and its 7.625% Series H Preferred Stock. As a result of these redemptions, the Company recognized a charge of $6.4 million, which represents the difference between the carrying values and the redemption prices of the Series G & H Preferred Stock. This charge is included in preferred dividends for the year ended December 31, 2012.

(6)	Earnings available for fixed charges and preferred dividends were less than total fixed charges and preferred dividends by $12.2 million for 2008. See notes (2) and (3) above.